

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2015

Mail Stop 4631

Via E-mail
Mr. Mark DeVita
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL. 60123

> **Re:** **Heritage-Crystal Clean, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **Response Dated September 28, 2015**
> **File No. 1-33987**

Dear Mr. DeVita:

We have reviewed your response letter dated September 28, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended January 3, 2015

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies
Revenue Recognition
Equipment at Customers

1. We note your response to prior comment 6; however, for customers where you provide your equipment and provide cleaning services, it remains unclear to us how you determined these arrangements do not contain multiple elements or a lease. Please help us more fully understand the terms and conditions of your customer agreements. Please specifically address any differences in the terms and conditions, as well as your

accounting, for cleaning services where customers use your equipment compared to customers that purchase equipment from you.

Note 3: Business Combinations

2.   We note your response to prior comment 7 where you provided proposed disclosures; however, it appears to us that these disclosures are overly general and therefore, not consistent with the objective of ASC 805-10-50-6. Please confirm that you will expand your disclosures to provide the information required by ASC 805-10-50-6b, by highlighting the specific assets, liabilities, equity interests, or items of consideration for which your initial accounting is incomplete.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Anne McConnell, at (202) 551-3709, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570, or in his absence, Craig E. Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction